SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 1)*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Marian E. Gustafson
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  June 17, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the
statement:     .  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Ronald J. Manganiello

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)  x

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  135,000

8.   SHARED VOTING POWER: 22,300

9.   SOLE DISPOSITIVE POWER:  135,000

10.  SHARED DISPOSITIVE POWER: 22,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  157,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  x      No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             2.8%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 1, amends and supplements the
Schedule 13D, dated December 21, 1995, of Ronald J. Manganiello with respect to the Common Stock, $.01 par value (the "Common Stock"), of Acorn Venture Capital Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 1 to Schedule 13D is being filed by Ronald J. Manganiello (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 107 Cherry Street, New
Canaan, Connecticut 06840.

          (c) The Reporting Person is a business consultant having a principal place of business at the address set forth in Item 2(b). The Reporting Person is a Director of the Company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person's wife purchased on June 20,
1996, 3,800 shares of Common Stock for an aggregate purchase price of $10,212.50.

          The Reporting Person and the following persons reported purchases in their prior individual filings, as a group, and accordingly are reporting the aggregate purchase by the group during the last 60 days, of 133,100 shares of Common Stock. Each of the parties identified, except as disclosed herein, disclaims acting as a group in holding or disposing of such shares and disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself). In addition, it is Reporting Person's belief that each member of the group is filing a Schedule 13D on an individual basis.

          Members of Group
          ----------------
          Edward N. Epstein
          Bert Sager
          Herbert Berman
          Stephen A. Ollendorff
          Paula Berliner


ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person's wife purchased the 3,800 shares of Common Stock for the purpose of investment, as well as to demonstrate a commitment to the long-term viability of the Company and to help deter any change in control that the Board of Directors does not feel is in the best interests of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of June 25, 1996 the Reporting Person beneficially owned 157,300 shares of Common Stock, representing approximately 2.8% of the shares of Common
Stock outstanding as of that date.

          (b) The Reporting Person has sole voting and investment power of 135,000 shares of Common Stock bene-ficially owned by him (of which 20,000 shares are held in a Money Purchase Plan and 15,000 shares in a Profit Sharing
Plan), and shared voting and investment power on 22,300 shares owned by his wife.

          (c) On June 20, 1996 the Reporting Person's wife purchased 3,800 shares of Common Stock of the Company in an open market transaction for a purchase price of $10,212.50.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 135,000 shares of Common Stock directly owned by the Reporting Person. No person other than the Reporting
Person's wife is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 22,300 shares owned by her.

          (e)  The Reporting Person, as disclosed in Item
3 above, although acting as a group, disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself), and is filing a Schedule 13D on an individual basis. Accordingly, the Reporting Person does not on an individual basis own more than five percent of the securities described.

                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.

Dated:  June 25, 1996

                              Ronald J. Manganiello
                              -------------------------
                              RONALD J. MANGANIELLO